China Commercial Credit, Inc.
No. 1688, Yunli Road, Tongli
Wujiang, Jiangsu Province
People’s Republic of China
(86-0512) 6396-0022

August 12, 2013

VIA EDGAR
United States Securities and Exchange Commission
Mail Stop 4720
Washington, D.C. 20549
Attn:       Christ Windsor Esq.

Re:	China Commercial Credit, Inc. Registration Statement on Form S-1, as amended File No. 333-189186

Dear Mr. Windsor:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, China Commercial Credit, Inc. (the “Company”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 5:00 p.m. on Monday August 12, 2013 or as soon as thereafter practicable.

Please note that we acknowledge the following:

●
should the Securities and Exchange Commission (the “Commission”) or the staff (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
/s/ Huichun Qin
Huichun Qin Chairman and Chief Executive Officer